


15005507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 3/6/15

March 6, 2015

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation

Dear Mr. Mueller:

This is in regard to your letter dated March 6, 2015 concerning the shareholder proposal submitted by the UAW Retiree Medical Benefits Trust for inclusion in Bank of America's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Bank of America therefore withdraws its January 5, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 6, 2015

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of UAW Retiree Medical Benefits Trust
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 5, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, Bank of America Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from UAW Retiree Medical Benefits Trust (the "Proponent").

Enclosed as Exhibit A is an email from the Proponent, dated March 6, 2015, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 5, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022 if we can be of any further assistance in this matter.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation
Meredith Miller, UAW Retiree Medical Benefits Trust

101891497.1

GIBSON DUNN

EXHIBIT A

From: Ryan Droze [mailto:rdroze@rhac.com]
Sent: Friday, March 06, 2015 9:58 AM
To: Johnston, Erin L - Legal; Meredith Miller
Cc: Cambria Allen; Suraj Balakrishnan (Intern); Bethea, Rhonda - Legal; Hille, Richard J - HR; Hoes, Michael - Legal; Kane, Rachel; Reisinger, Robyn Y; Briana Holcomb
Subject: RE: BAC Agreement Regarding Clawback Disclosure Policy

Hello Erin,

The purpose of this letter is to withdraw the shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Bank of America Corporation's (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders. The UAW Retiree Medical Benefits Trust ("Trust") is withdrawing the proposal and will continue to look at ways to engage the company with our long term interest in mind.

Thank you,

Ryan Droze
Corporate Governance Analyst
UAW Retiree Medical Benefits Trust
P: (734) 887-4973
F: (734) 929-5859
rdroze@rhac.com<mailto:rdroze@rhac.com>


UAW RETIREE
Medical Benefits Trust

February 3, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Bank of America Corporation to omit proposal by UAW Retiree Medical Benefits Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the UAW Retiree Medical Benefits Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Bank of America Corporation ("BAC" or the "Company"). The Proposal asks BAC to adopt a policy (the "Policy") providing for disclosure of any application of its incentive compensation recoupment policy to senior executives.

In a letter to the Division dated January 5, 2015 (the "No-Action Request"), BAC stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. BAC argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), on the ground that the Proposal is excessively vague and therefore materially false or misleading, and on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. As discussed more fully below, BAC has not met its burden of proving its entitlement to rely on either of those exclusions; accordingly, the Trust respectfully asks that its request for relief be denied.

The Proposal states:

"RESOLVED, that shareholders of Bank of America Corporation ("BAC") urge the board of directors (the "Board") to adopt a policy (the "Policy") that BAC will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
Tel: 734-929-5789 • Fax: 734-929-5859

incentive compensation award as a result of applying BAC's recoupment policy. "Senior Executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure required in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation."

Vagueness

BAC claims that the Proposal is so vague and indefinite that exclusion is warranted under Rule 14a-8(i)(3), which allows omission of proposals that violate any of the Commission's proxy rules, including Rule 14a-9's prohibition on materially false or misleading statements. Rule 14a-8(i)(3) has been interpreted to permit a company to exclude a proposal if it is "so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Staff Legal Bulletin 14B (Sept. 15, 2004).

BAC argues that the reference to "BAC's recoupment policy" is excessively vague and therefore misleading, because it is unclear which policy or policies would be subject to the Proposal. BAC describes several mechanisms for clawing back incentive compensation: the Detrimental Conduct Clawback, which allows recoupment and/or cancellation of equity awards from an employee who engages in serious misconduct; the Performance-Based Clawback, which permits forfeiture or cancellation of an unvested equity-based award from an employee who is classified as a "risk taker" if that employee is deemed responsible for a loss; and the Incentive Compensation Recoupment Policy, which authorizes recoupment from an executive officer whose fraud or intentional misconduct causes BAC to restate its financial results. As well, BAC asserts that it will be subject to whatever clawback requirements are imposed in the future pursuant to Dodd-Frank's mandate and that certain awards are still subject to recoupment provisions under the Troubled Asset Relief Program ("TARP").

Given this multiplicity of provisions, BAC claims that neither shareholders nor the Company would know with reasonable certainty what the Proposal would do. Specifically, BAC argues that "BAC's recoupment policy" could be taken to mean the Incentive Compensation Recoupment Policy, given the common use of the words "recoupment" and "policy," which could be confusing in light of the discussion immediately afterward of BAC's recoupment "mechanisms" and description of those mechanisms (without naming them).

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
Tel: 734-929-5789 • Fax: 734-929-5859

The Trust believes that the intent of the Proposal is clear: Whatever the mechanism authorizing recoupment or clawback, if it is applied to a senior executive's incentive compensation, that fact should be disclosed. The Trust used the term "BAC's recoupment policy" for simplicity, to denote any current or future provision authorizing recoupment. As BAC points out, the Commission has been charged in Dodd-Frank with adopting new regulations providing for clawback; if the Proposal named the existing mechanisms, it would not include requirements applicable to BAC in the future. As well, naming the individual mechanisms would not promote greater clarity, as the Proposal intends for the disclosure requirement to apply across the board, regardless of the specific mechanism used. It is unlikely that a shareholder would read "BAC's recoupment policy" as referring specifically to the Incentive Compensation Recoupment Policy, given that the words are not capitalized, the word "Incentive" does not appear and the discussion immediately afterward makes clear that the Proposal is intended to apply to all of BAC's recoupment provisions.

BAC objects that the operation of the Proposal is unclear due to the fact that "stock salary" awarded pursuant to TARP, while containing the word "stock," is not incentive compensation but rather a substitute for salary. The Proposal, however, unambiguously applies only to actual incentive compensation, not to compensation with a name suggesting that it may be incentive in nature. Thus, it is clear that the Proposal would not apply to stock salary recoupment.

BAC also claims that the term "senior executives," which the Proposal does not define, is so vague that exclusion of the Proposal in its entirety is appropriate. That argument runs counter to over 20 years of Staff no-action determinations, Commission releases and other guidance consistently distinguishing between senior executives, whose compensation does not relate to a company's ordinary business operations, and other employees, whose compensation constitutes ordinary business. Given that consistency, it is unsurprising that the No-Action Request does not cite a single determination finding the term "senior executive" to be excessively vague. Indeed, very recently, in SunTrust Banks, Inc. (Jan. 6, 2015), involving a proposal nearly identical to the Proposal, the Staff rejected the same argument advanced here by BAC.

The senior executive/general employee compensation distinction has a long history. In 1992, the Staff reversed its approach to executive compensation proposals, declaring that several companies could not rely on the ordinary business exclusion to omit proposals on senior executive or director compensation because "[t]here is now widespread public debate concerning compensation policies and practices relating to senior executive officers and directors." (See Kevin W. Waite, "The Ordinary Business Operations Exception: A Return to Predictability," 64 Fordham L. Rev. 1253, n.107 (citing and quoting from determinations as well as SEC Chairman Richard Breeden's similar statement in a 1992 press release announcing the change); see also Exchange Act Release No. 40018 (May 21, 1998), at n.36 and accompanying text (describing reversal of Division's position on application of the ordinary business exclusion to executive compensation proposals))

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
Tel: 734-929-5789 • Fax: 734-929-5859

Since then, the Staff explained in Staff Legal Bulletin No. 14A (July 12, 2002), "we have applied a bright-line analysis to proposals concerning equity or cash compensation:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
- We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)." (footnotes omitted)(emphasis in original)

As a result of the Staff's consistent interpretive approach, shareholders are accustomed to voting on proposals that seek to alter some aspect of senior executive pay. According to proxy solicitor Georgeson, in the five-year period from 2010 through 2014, shareholders voted on 359 shareholder proposals on the subject of executive compensation. (http://www.computershare-na.com/sharedweb/georgeson/acgr/acgr2014.pdf, at 14) Most such proposals[1] seek reform of various aspects of senior executive compensation such as accelerated option vesting, golden parachutes and performance-based stock options; examples can be found in the 2014 proxy statements of Alcoa, Dow Chemical, General Electric, Honeywell, Nabors, Occidental and PulteGroup. Thus, it strains credulity to claim that shareholders would be so confused by the meaning of senior executives that they would not understand the Proposal enough to vote knowledgeably on it. They have been doing so for years.

It is likewise unlikely that shareholders would believe the Proposal would apply to the thousands of employees who receive incentive compensation under BAC's plans, as BAC contends. The Proposal's resolved clause clearly asks for a policy that BAC will disclose recoupment or forfeiture of "any incentive compensation from any senior executive." (emphasis added)

Finally, BAC's attempt to distinguish previous Staff determinations such as JPMorgan Chase & Co. (Mar. 9, 2009) and Mylan Inc. (Mar. 12, 2010), where the Staff rejected the argument BAC now advances, is baseless. BAC claims that the term "senior executives" is more important to the Proposal than to the proposals submitted to JPMorgan Chase and Mylan. But in each case, "senior executives" is used to delineate the desired coverage of a requested executive compensation reform that might otherwise be construed as applying more widely because the plan or plans under which the compensation is awarded cover employees beyond the senior executive level. As discussed above, establishing that boundary is necessary to prevent exclusion of an executive compensation proposal on ordinary business grounds.

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[1] Some proposals, which seek reforms covering only the narrower group of named executive officers, are not excludable on ordinary business grounds. As well, because companies sometimes do not seek no-action relief even when a proposal is drafted to apply too broadly, shareholders on occasion vote on proposals with broader application.

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
Tel: 734-929-5789 • Fax: 734-929-5859

The Proposal is not so vague that shareholders and BAC would be unable to determine with reasonable certainty what actions would be required to implement it. It asks that BAC disclose annually the use (or non-use) of the mechanisms authorizing recoupment/forfeiture/clawback of incentive compensation paid to senior executives. Shareholders are accustomed to analyzing and voting on proposals applicable to the senior executive group. Accordingly, BAC's request for relief on vagueness grounds should be denied.

Ordinary Business

BAC argues that the Proposal is excludable on ordinary business grounds for three reasons, none of which has merit. First, BAC contends that the Proposal's "central thrust and focus" is disclosure of the Company's administration of its compliance program because recovery of incentive compensation should be considered a "disciplinary action." (No-Action Request, at 11) While a recoupment or clawback of the kind described in the Proposal may serve a disciplinary function, it is also an action affecting senior executive compensation. It is worth noting that many senior executive compensation policies affect the employment relationship, which is unsurprising given that incentive compensation is designed to shape behavior within the employment relationship in various ways. For instance, equity compensation vesting schedules promote executive retention and golden parachutes are intended to allow executives to weigh the desirability of a transaction without excessive concern about employment security. Allowing a potential non-compensation impact to trump would render almost meaningless the senior executive compensation carveout from ordinary business treatment.

The determinations BAC cites do not support its interpretation of the ordinary business exclusion. In neither of the determinations on which BAC relies (see No-Action Request, at 11) did the proposal implicate senior executive compensation. Rather, they addressed only codes of conduct or ethics governing employee behavior. The Proposal does not request disclosure of disciplinary actions such as termination or demotion, nor does it ask BAC to change the standards of conduct applicable to senior executives. Thus, BAC's reliance on these determinations is misplaced.

Next, BAC claims that the Proposal concerns ordinary business because it requests disclosure when no recoupment or clawback occurred. BAC analogizes to proposals in the Exxon Mobil Corp. (Mar. 6, 2012), General Electric Co. (Feb. 10, 2000) and Union Pacific Corp. (Feb. 21, 2007) determinations, which sought disclosure of both ordinary business and non-ordinary-business matters. For example, the proposal in General Electric dealt with an accounting technique, the use of pension gains in calculating executive compensation and the use of pension assets. Only one of the three topics did not concern ordinary business, supporting exclusion. Here, by contrast, the Proposal's only subject is the recoupment of senior executive incentive compensation. A statement that such an action has not occurred is tantamount to a zero in a compensation table for a particular compensation element, not a report on an ordinary business matter.

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Tel: 734-929-5789 • Fax: 734-929-5859

BAC's last ordinary business argument is that the Proposal is overly "specific and detailed" about disclosure of Company recoupment actions and that it therefore micro-manages BAC. In SunTrust Banks, Inc. (Jan. 6, 2015), the Staff rejected this argument as applied to a nearly identical proposal. SunTrust argued that the proposal requesting recoupment disclosure tried to micro-manage SunTrust because it sought "detailed information" in "an annual report card" on recoupment. Declining to concur with SunTrust's view, the Staff reasoned, among other things, that the proposal did "not seek to micromanage the company to such as degree that exclusion of the proposal would be appropriate." The Staff reached the same conclusion about McKesson's (May 17, 2013) micro-management assertions regarding a proposal that asked for changes to the company's recoupment policy as well as disclosure of its use.

For the reasons set forth above, BAC has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a8(i)(3) or (i)(7). We respectfully request that BAC's request for relief be denied.

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (734) 887-4964.

Very truly yours,



Meredith A. Miller
Chief Corporate Governance Officer

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 5, 2015

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of UAW Retiree Medical Benefits Trust
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation ("BAC" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from UAW Retiree Medical Benefits Trust (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, that shareholders of Bank of America Corporation ("BAC") urge the board of directors ("Board") to adopt a policy (the "Policy") that BAC will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying BAC's recoupment policy. "Senior executive" includes a former senior executive.
>
> The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

A copy of the Proposal and the Supporting Statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because in the context of BAC's multiple separate and distinct clawback requirements and recoupment policies, neither the Company nor stockholders can determine how the Proposal is to be applied; and

- Rule 14a-8(i)(7) because the Proposal does not raise significant policy issues, implicates ordinary business matters and seeks to micro-manage the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

In the context of the Company's multiple separate and distinct recoupment and forfeiture policies, the Proposal's reference to "BAC's recoupment policy" is vague and misleading because neither stockholders nor the Company can determine which policy or policies would be subject to the Proposal.

A. Background On The Company's Recoupment and Forfeiture Policies.

As discussed on page 29 of the Company's 2014 proxy statement, the Company maintains "multiple separate and distinct 'clawback' requirements that can result in the awards being canceled or prior payments being recouped." These policies include:

- The Detrimental Conduct Clawback, which applies to approximately 22,000 employees, including the Company's named executive officers, who receive equity-based awards as part of their compensation. Under the Detrimental Conduct Clawback, if an employee engages in serious misconduct in the performance of the employee's duties, the equity award will be canceled to the extent not yet vested and, depending on the conduct, any previously vested award also may be recouped.

- The Performance-Based Clawback, which applies to approximately 4,600 employees, including the Company's named executive officers, who receive equity-based awards as part of their compensation and who are deemed to be "risk takers" (per banking regulations and company policies). Under the Performance-Based Clawback, if during the vesting period the Company, a line of business, a business unit or an individual employee experiences a loss, the Compensation and Benefits Committee (or its designee) will assess the accountability for the loss. This assessment will take into account factors such as the magnitude of the loss, the employee's decisions that may have led to the loss, the employee's overall performance and other factors. Based on this assessment, the Compensation and Benefits Committee (or its designee) may require a forfeiture (cancellation) of all or part of the next vesting tranche of the award.

- The Incentive Compensation Recoupment Policy, which covers all of the Company's executive officers. Under the Incentive Compensation Recoupment Policy, the Board can require reimbursement of any incentive compensation paid

> to an executive officer whose fraud or intentional misconduct causes the Company to restate its financial statements. The Board or an appropriate Board committee may take, in its sole discretion, action it determines necessary under the Incentive Compensation Recoupment Policy to remedy the misconduct and prevent its recurrence. The Board or an appropriate Board committee can recover the amount of compensation paid or awarded that exceeds any lower amount that would have been paid or awarded based on the restated financial results, including through reimbursement of any bonus or incentive compensation awarded or cancellation of any unvested restricted stock or outstanding stock option awards.

In addition:

- As discussed on page 30 of the Company's 2014 proxy statement, all of the Company's equity-based awards since 2011 provide that they are subject to the compensation clawback requirements addressed in the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Financial Reform Act") and the policies the Company intends to adopt to implement those requirements once final rules and regulations implementing the Financial Reform Act's clawback requirements are approved; and

- As discussed on page 49 of the Company's 2014 proxy statement, the Company granted "stock salary" in connection with its participation in the Troubled Asset Relief Program ("TARP") during 2009 in accordance with Treasury Department regulations and determinations by the Office of the Special Master of TARP Executive Compensation. The Company retains the right to reduce or recover from the stock salary any losses if it is determined that a named executive officer engaged in certain detrimental conduct or engaged in certain hedging or derivative transactions involving the Company's common stock. The stock salary awards also specifically provide that they are subject to the Incentive Compensation Recoupment Policy and the recoupment requirements under TARP.

B. The Proposal's Reference to "BAC's Recoupment Policy" Is Vague and Misleading.

The Proposal is vague and misleading in light of the Company's separate and distinct recoupment and forfeiture policies and therefore properly can be excluded under Rule 14a-8(i)(3). That rule provides that a company may exclude from its proxy materials a stockholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

When applying Rule 14a-8(i)(3), the Staff has concurred with the exclusion of a variety of stockholder proposals with vague terms or references, including proposals addressing executive compensation policies and procedures. For example, in *International Paper Co.* (avail. Feb. 3, 2011), the proposal urged the company to adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to stockholders regarding the policy. The proposal stated that its implementation required the company to negotiate with and encourage senior executives to relinquish their "executive pay rights" to the fullest extent possible. The company argued that "executive pay rights" was vague and undefined, and that the company's compensation program in fact consisted of numerous "executive pay rights." The Staff concurred that the proposal was excludable under Rule 14a-8(i)(3), noting in particular that "the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, in *General Electric Co.* (avail. Jan. 21, 2011), the proposal sought certain enumerated changes to all incentive compensation awards to senior executives whose performance measurement period was one year or shorter. The company argued that the proposal was excludable as vague and misleading because, in the context of the company's specific compensation programs, neither the company nor its stockholders could understand the meaning of critical terms in the proposal and therefore could not understand what compensation programs would be subject to the proposal. The Staff concurred in the exclusion of the proposal, noting that "in applying this particular proposal to GE, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[1]

In a related line of precedent, the Staff has concurred with the exclusion under Rule 14a-8(i)(3) of stockholder proposals that, as with the Proposal, contain a central concept that relies upon a reference to an external standard but fail to sufficiently explain the external standard. *See, e.g., Dell Inc.* (avail. Mar. 30, 2012) (permitting exclusion of a proposal to include certain stockholder-named director nominees in company proxy statements, including any nominee named by "[a]ny party of shareholders of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements"); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012) (same); *Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same); *see also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Johnson & Johnson (General Board of Pension and Health Benefits of the United Methodist Church et al.)* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations). Explaining these precedents, the Staff stated in Staff Legal Bulletin 14G (Oct. 16, 2012), "In evaluating whether a proposal may be excluded [under Rule 14a-8(i)(3)] on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks." *See also Chevron Corp.* (avail. Mar. 15, 2013) (concurring in exclusion under Rule 14a-8(i)(3) because the proposal's reference to the New York Stock Exchange listing standards' definition of "independent director" was a central aspect of the

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[1] *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring stockholder approval for certain senior management incentive compensation programs because the proposal was vague and indefinite); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *General Electric Co.* (avail. Feb. 5, 2003) (concurring in the exclusion of a proposal seeking "shareholder approval for all compensation for Senior Executives and Board members" exceeding certain thresholds, because stockholders would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be able to understand which types of compensation the proposal would have affected).

proposal and necessary to determine with any reasonable certainty exactly what actions or measures the proposal required, but was not defined or explained in the proposal).

Here, the Proposal is excludable under Rule 14a-8(i)(3) because, in the context of the Company's "multiple separate and distinct 'clawback' requirements," the Proposal's reference to "BAC's recoupment policy" is vague and undefined, so that neither stockholders nor the Company can know with certainty exactly what disclosure the Proposal requires. A person familiar with the Company's executive compensation disclosures might initially think that the reference to "BAC's recoupment policy" refers to the Company's "Incentive Compensation Recoupment Policy." However, the Supporting Statement acknowledges that the Company has more than one recoupment policy, stating that "BAC has *mechanisms* in place to recoup certain incentive compensation." The Supporting Statement then describes (but does not name) not only the Incentive Compensation Recoupment Policy, but also the Detrimental Conduct Clawback and the Performance-Based Clawback. Thus, it is unclear whether the disclosure that would be required under the Proposal: (i) is intended to apply, consistent with the plain English reading of "BAC's recoupment policy," to only one of the Company's recoupment and forfeiture policies (and if so, to which one), or (ii) is intended to apply to all three different recoupment and forfeiture policies described in the Supporting Statement, notwithstanding the plain English reading of "BAC's recoupment policy" as referring to a single policy, or (iii) is intended to apply to all of the different recoupment and forfeiture policies that the Company has the ability to apply to its senior executives, including the Dodd-Frank and TARP provisions described in the Company's proxy statement for its 2014 annual meeting but not described in the Supporting Statement. Moreover, if the Proposal is intended to apply to all of the Company's recoupment and forfeiture policies, the scope of disclosure required under the Proposal remains vague because, as discussed above, some of the Company's recoupment and forfeiture policies apply to "stock salary," which is not a form of incentive compensation but instead a form of base salary, whereas the Proposal refers to disclosing any recoupment of incentive compensation. As with the proposal in *Chevron Corp.*, the Proposal relies upon a central concept – "BAC's recoupment policy" – that is not adequately described or defined in the Proposal. Likewise, the Proposal here is comparable to the situations considered in *International Paper Co.*, where a reference to "executive pay rights" was vague in the context of the numerous executive pay rights under the company's compensation programs, and in *General Electric Co. (2011)*, where a description of proposed changes to the company's executive compensation arrangements was vague in the context of the existing compensation programs maintained by the company. Here, in the context of the Company's multiple separate and distinct recoupment and forfeiture policies, neither the Company nor its stockholders would be able to determine what is meant when the Proposal refers to "BAC's recoupment policy," and thus neither the Company nor its stockholders can determine what implementation of the Proposal would entail. As a result, the Proposal "as drafted and submitted to the [C]ompany, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail,"[2] and may properly be excluded under Rule 14a-8(i)(3).

C. The Proposal's Reference to "Senior Executives" Is Vague and Misleading.

In addition, the Proposal is vague and misleading because it fails to define a key term or otherwise provide guidance as to how the Proposal is to be implemented such that neither the stockholders nor the Company can determine exactly what measures the Proposal requires. The Proposal requests disclosure as to whether the Company has "recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying BAC's recoupment policy." However, the Proposal and the Supporting Statement fail to define the term "senior executive" other than to state that "'[s]enior executive' includes a former senior executive." The Supporting Statement suggests that the Proposal is intended to apply to "disclosure of recoupment from senior executives below the named executive officer level," but it does not clarify the actual scope of persons subject to such disclosure. In the specific context of the Company's recoupment and forfeiture policies, this ambiguity is significant. For example, as explained above, the Company's Detrimental Conduct Clawback applies to approximately 22,000 employees, and the Company's Performance-Based Clawback applies to approximately 4,600 employees. The Supporting Statement appears to refer to these policies in stating that "BAC can recoup unvested equity-based awards from certain employees if they engage in 'detrimental conduct' or if a loss (company, business line or personal) has occurred, taking into account several factors." The language in the Supporting Statement and the Proposal's failure to define the scope of intended disclosure means that stockholders voting on the Proposal could have widely divergent views on the scope of disclosure that would result from implementation of the Proposal, and that any disclosure made by the Company to implement the Proposal would differ from what stockholders voting on the Proposal expected.

The Company recognizes that the Staff has generally not agreed with the argument that terms like "senior executives" render a proposal excludable on vagueness grounds. For example, in *Mylan Inc.* (avail. Mar. 12, 2010), the proposal urged the adoption of a policy requiring that senior executives retain equity compensation for

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[2] *Dyer v. SEC*, 287 F.2d at 781.

two years following the termination of their employment, and the company claimed it was vague because it was not clear to whom the holding period of the requested policy would apply. Similarly, in *JPMorgan Chase & Co.* (avail. Mar. 9, 2009), the company argued that the ambiguous nature of the term "senior executives" could be understood to apply to (i) members of the company's Executive Committee, (ii) members of the company's Operating Committee, (iii) the company's named executive officers or (iv) the company's chief executive officer and three other most highly compensated officers other than the chief financial officer. The Proposal is, however, distinguishable from such proposals due to the significance of the term in the context of the Company's recoupment and forfeiture policies and the fact that it relates to the central thrust of the Proposal. Unlike the ambiguity in *Mylan*, which related to a tangential aspect of the proposal (*i.e.*, the persons to be subject to the holding requirement of the requested policy), the Proposal's ambiguity relates to the central thrust and focus of the Proposal, which is to expand the scope of disclosure with regard to the Company's administration of its clawback policies to persons not otherwise required by law to be disclosed. Unlike in *JPMorgan Chase & Co.*, where the ambiguity related to a group that could have been as large as 48 individuals, the Proposal, if implemented, would require stockholders and the Company to determine which of the potentially thousands (or tens of thousands) of current and former employees who are subject to "BAC's recoupment policy" (depending on how that term is interpreted) fall within the scope of the Proposal. The Proposal's ambiguity thus carries far more potential to mislead stockholders than those in prior Staff precedents that were tangentially ambiguous in their use of the term "senior executive" or where relatively small differences in scope resulted from ambiguities in those proposals.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

As discussed below, the Proposal may be excluded under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations for several reasons: first, the Proposal relates to ordinary business matters involving the Company's administration of its compliance program and discipline of employees and does not raise a significant policy issue; second, the scope of the disclosure requested under the Proposal encompasses ordinary business matters that raise no significant policy issue; and third, the proposal seeks to micro-manage the Company by dictating the manner and frequency in which the Company discloses information.

The Proposal requests the Board to adopt a disclosure policy requiring an annual report on whether, in the previous year, the Company recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying "BAC's recoupment policy."[3] The Proposal also requires an affirmative report "if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year." The Proposal details who is to be covered by the report and what information is to be provided.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal Relates To The Company's Administration Of Its Compliance Policies And Discipline Of Employees.

The Proposal seeks a report requiring the Company to disclose its enforcement of "BAC's recoupment policy," including whether during the previous year there were no events triggering recoupment or forfeiture of the kind described in the Proposal. It is important to note that the Proposal does not seek to modify or otherwise substantively change "BAC's recoupment policy" (or for that matter any of the Company's recoupment policies) but

[3] As discussed above, the Company, in fact, maintains multiple separate and distinct recoupment and forfeiture policies. Because it is unclear which policy is addressed by the Proposal, we have used the quoted language from the Proposal and hereby caveat those references by noting the term is vague and ambiguous.

instead only relates to the administrative task of reporting after-the-fact ordinary business matters. Specifically, the Proposal relates only to whether the Company should annually report on every instance in which it has applied "BAC's recoupment policy" to its senior executives in the past year (beyond any disclosure required under the SEC's executive compensation disclosure rules) and should report on any year in which no recoupment or forfeiture occurred.

As discussed above, depending on which policy is covered by the Proposal, the Company's recoupment and forfeiture policies can be applied to employees based on a wide range of triggering events, including employee misconduct; activities that cause a loss; and fraud or intentional misconduct that causes the Company to restate its financial statements. In addition, the Company's recoupment and forfeiture policies provide for recoupment in the absence of any misconduct (under the Financial Reform Act recoupment provision), and as a result of a covered executive engaging in other detrimental conduct, hedging or derivative transactions in the Company's stock. The central thrust and focus of the Proposal thus relates to disclosure of the Company's administration of its compliance program, and seeks to second-guess the Company's determination of whether and when to disclose disciplinary actions taken by the Company. This focus of the Proposal is reflected in the very first paragraph of the Supporting Statement, in which the Proponent states, "We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct."

The Staff has long recognized that proposals attempting to govern disclosure of the company's administration of internal compliance and ethics programs and policies may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). For example, in *Walt Disney Co.* (avail. Dec. 12, 2011), a stockholder proposal requested that the board report on board compliance with Disney's Code of Business Conduct and Ethics for Directors. The company argued that by requiring disclosure of what were inherently complex and fact-specific assessments of compliance with the company's code of ethics, the proposal intruded on matters that, as described in the 1998 Release, are "so fundamental to the board's ability to run a company on a day-to-day basis that it cannot reasonably be subject to direct shareholder oversight." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), noting, "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under rule 14a-8(i)(7)." Likewise, in *Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), a stockholder proposal requested a report to explain why the company had purportedly failed to adopt an ethics code that was reasonably designed to deter wrongdoing by the company's chief executive officer and to promote ethical conduct, securities laws compliance, and accountability for adherence to the ethics code. The company argued that stockholder intervention, via the stockholder proposal process, in the conduct of its internal investigations and on the operation of its compliance programs, "would create disruptions in the company's ability to conduct its business operations" and impede the company's ability to "decide on the need to conduct internal investigations." The Staff concurred that the proposal was properly excludable under Rule 14a-8(i)(7), noting that "[p]roposals that concern adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under rule 14a-8(i)(7)."[4]

Similarly, the Staff has long concurred that proposals addressing disciplinary actions by a company against its employees, including its senior executives, are excludable under Rule 14a-8(i)(7). In the 1998 Release, the Commission stated that ordinary business matters include "the management of the workforce, such as the hiring, promotion and termination of employees . . . ." In *The Southern Co.* (avail. Mar. 10, 2006), the Staff concurred that a proposal requiring the company to terminate the employment of any employee who in the course of their employment has committed fraud could be excluded under Rule 14a-8(i)(7). Likewise, in *Sprint Nextel Corp.* (avail. Feb. 15, 2006), the proposal requested the board to prepare a report addressing the company's alleged failure to disclose certain transactions with executive officers. The Staff concurred in exclusion of the proposal under Rule 14a-8(i)(7), noting that it involved the company's "general legal compliance program and discipline of employees."[5]

Just as with the proposal considered in the *Sprint Nextel Corp.* letters and the other precedents cited above, the Proposal seeks to intervene in the Company's decisions about what public disclosure to make regarding the Company's administration and enforcement of "BAC's recoupment policy" and disciplinary actions involving employees. The fact that the policy to be addressed in the annual report requested under the Proposal relates to the recoupment or forfeiture of incentive compensation paid to senior executives does not alter

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[4] *See also JPMorgan Chase & Co.* (avail. Mar. 13, 2014) (concurring in the exclusion of a proposal seeking a report on board and officer fiduciary, moral, and legal obligations under Rule 14a-8(i)(7) because "[p]roposals that concern a company's legal compliance program are generally excludable" as ordinary business matters); *Lehman Brothers Holdings Inc.* (avail. Jan. 11, 2007) (concurring in the exclusion of a proposal seeking a report on the costs, benefits and impacts of the Sarbanes-Oxley Act on the company under Rule 14a-8(i)(7) because it concerned the company's "ordinary business operations (i.e., general legal compliance program)"); *Merrill Lynch & Co.* (avail. Jan. 11, 2007) (same); *Morgan Stanley* (avail. Jan. 8, 2007) (same).

[5] *See also Merrill Lynch & Co.* (avail. Feb. 8, 2002) (concurring in exclusion of proposal requesting that the chief executive officer resign, where the Staff stated, "There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., the termination, hiring, or promotion of employees).").

the fact that the principle thrust of the Proposal seeks disclosure regarding the Company's enforcement of its legal compliance policy and discipline of employees. The precedents discussed above demonstrate that the Staff consistently has concurred in the exclusion of proposals relating to ordinary business matters, even where the proposals relate to an aspect of a company's executive compensation. *See also Walt Disney Co.* (avail. Dec. 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production").[6] As with the foregoing proposals, the Proposal is not focused on a significant policy issue, as the Proposal does not request a substantive modification to "BAC's recoupment policy," but instead the Proposal is addressed to an ordinary business matter: disclosure regarding the conduct and enforcement of a compliance program and disciplinary actions involving employees. Decisions about how best to "reinforce behavioral expectations and communicate concrete consequences for misconduct" and whether and when to disclose disciplinary actions (which both the Proposal and the Supporting Statement concede go beyond any disclosure required under the SEC's executive compensation rules) are inherently part of the day-to-day administration of how best to conduct the Company's operations. Therefore, consistent with the foregoing precedent, the Proposal relates to the Company's ordinary business operations, and is properly excludable under Rule 14a-8(i)(7).

B. The Proposal's Requirement To Disclose Whether During The Previous Year There Were No Events Triggering Recoupment Or Forfeiture Of The Kind Described In The Proposal Also Implicates Ordinary Business Considerations.

Even if some aspect of the Proposal were deemed to touch upon a significant policy issue (which for the reasons discussed above we do not believe to be the case), the Proposal also implicates ordinary business matters because it requires the Company to affirmatively disclose whether during the previous year there were no events triggering recoupment or forfeiture of the kind described in the Proposal. Specifically, the disclosure policy requested by the Proposal would be required to "provide that if no recoupment or forfeiture of the kind

[6] *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003) (concurring with the exclusion of a proposal requesting the company to factor the percentage of employees covered by health insurance into senior executive compensation because the thrust and focus of the proposal is on the ordinary business matter of general employee benefits); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method).

described above [in the Proposal] occurred in the previous fiscal year, a statement to that effect will be made." Thus, the Proposal would require disclosure not only in situations when, for example, the Company determined that conduct or a loss did not warrant seeking forfeiture or recoupment of compensation, but also would require disclosure if there had been no events triggering "BAC's recoupment policy." There is simply no significant policy issue implicated by a report that would require disclosure that there had been no disciplinary actions seeking recoupment or forfeiture of incentive compensation against a group of senior executives in the prior year. As a result, the Proposal relates to routine Company operations.

The Staff consistently has concurred that a proposal may be excluded under Rule 14a-8(i)(7) when the proposal requests certain disclosures and at least one of the requested disclosures addresses ordinary business matters. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands, since the proposal addresses the "economic challenges" associated with oil sands, which the Staff did not view as a significant policy issue). In *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that General Electric could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, namely the choice of accounting methods. Similarly, in *Union Pacific Corp.* (avail. Feb. 21, 2007), a proposal requesting information on the company's efforts to minimize financial risk arising from a terrorist attack or other homeland security incidents was found excludable in its entirety because a portion of it related to the evaluation of risks arising in the ordinary course of a railroad's operation, regardless of whether a portion of the proposal raised significant policy concerns.[7]

As with the proposals discussed above, even if parts of the Proposal are deemed to implicate a significant policy issue, one prong of the disclosure that would be required under the Proposal clearly does not. The fact that there have been no incidents during a year that

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[7] *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

would trigger a recoupment or forfeiture policy clearly does not implicate a significant policy issue, and therefore the Proposal is excludable under Rule 14a-8(i)(7).

C. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Seeks To Micro-Manage The Company.

The Proposal requests that the Company provide specific and detailed disclosures regarding the occurrence or absence of Company action under "BAC's recoupment policy," and as a result, the Proposal may be excluded under Rule 14a-8(i)(7) because it seeks to micro-manage the Company. As noted above, the Commission stated in the 1998 Release that one of the considerations underlying the ordinary business exclusion was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release further states that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The Staff consistently has concurred that stockholder proposals that attempt to micro-manage a company by providing specific details dictating procedures for implementing a proposal are excludable under Rule 14a-8(i)(7). In *General Electric Co.* (avail. Jan. 25, 2012, *recon. denied* Apr. 16, 2012), the proposal recommended that the company's board of directors adopt a specific procedure for evaluating director performance. The company argued that the proposal sought to micro-manage the company because it set forth: (i) the specific date for determining which directors are subject to the evaluation process, (ii) the tenure standard for determining which directors are subject to the evaluation process, (iii) who performs the evaluation process, (iv) what scale is used for evaluating directors, (v) the timing of the evaluation process and (vi) a means for resolving certain potential outcomes under the prescribed process. The company argued that such specificity in the proposal amounted to micro-managing the company, and the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7). *See also Marriott International Inc.* (avail. Mar. 17, 2010) (Staff concurred that a stockholder proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of specific technologies); *Ford Motor Co.* (avail. Mar. 2, 2004) (Staff concurred with the exclusion of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits); *Duke Energy Carolinas, LLC* (avail. Feb. 16, 2001) (Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal which recommended to the company's board of directors that they take specific steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to 0.15 pounds of nitrogen oxide per million BTUs of heat input by a certain year).

We are aware that in *McKesson Corp.* (avail. May 17, 2013), the Staff was of the view that a clawback proposal did not seek to micro-manage the company to such a degree that exclusion of the proposal would be appropriate. In *McKesson Corp.*, the proposal requested amendments to McKesson's compensation clawback policy, as applied to senior executives, and required disclosure of the results of any deliberations about whether to recoup compensation from a senior executive under the amended policy. However, unlike the proposal in *McKesson Corp.*, the Proposal relates only to disclosure regarding "BAC's recoupment policy" and enumerates the elements of the annual disclosure the Company would be required to disclose, including an affirmative report for any year in which no recoupment or forfeiture of incentive compensation occurred under "BAC's recoupment policy."

Based on the detailed disclosures enumerated in the Proposal, the Proposal involves the types of intricate detail that led the Staff to concur with the exclusion of the proposals discussed above. The Proposal's specific requirements as to disclosure scope, detail and timing, as well as a mandate to disclose the absence of any forfeiture or recoupment, attempts to micro-manage the Company on complex matters with respect to which stockholders are not "in a position to make an informed judgment." Similar to the proposal in *General Electric Co. (2012)*, the Proposal seeks to micro-manage the Company by requesting disclosure relating to the occurrence or absence of recoupment or forfeiture of incentive-based compensation. The Proposal dictates that the Company: (i) provide disclosure encompassing a specified group of people (*i.e.,* senior executives, including former senior executives), (ii) report the circumstances of a recoupment, (iii) report the circumstances of a forfeiture, (iv) detail such circumstances, (v) disclose the absence of any forfeiture or recoupment, and (v) provide the specified disclosure every fiscal year. The considerations involving these choices are inherently based on complex considerations that generally are outside the knowledge and expertise of stockholders. Therefore, consistent with the precedent cited above, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it attempts to micro-manage the Company.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation
Meredith Miller, UAW Retiree Medical Benefits Trust

EXHIBIT A


UAW RETIREE
Medical Benefits Trust

November 19, 2014

Ross E. Jeffries, Jr.
Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
100 N Tryon St
Charlotte, NC 28255

Dear Mr. Jeffries, Jr.:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Bank of America Corporation's (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

RESOLVED, that shareholders of Bank of America Corporation ("BAC") urge the board of directors ("Board") to adopt a policy (the "Policy") that BAC will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying BAC's recoupment policy. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

BAC has mechanisms in place to recoup certain incentive compensation. BAC can recoup incentive compensation from an executive whose fraud or intentional misconduct causes a financial restatement. As well, BAC can recoup unvested equity-based awards from certain employees if they engage in "detrimental conduct" or if a loss (company, business line or personal) has occurred, taking into account several factors.

Since the financial crisis, BAC has settled numerous federal and state claims involving various kinds of wrongdoing. The settlement inked in August 2014, in which BAC agreed to pay $16.65 billion for claims of fraud in connection with mortgage loans and mortgage-backed securities, is the largest civil settlement the DOJ has ever entered into with a single entity. (http://www.justice.gov/opa/pr/bank-america-pay-1665-billion-historic-justice-department-settlement-financial-fraud-leading) BAC settled fraud claims related to mortgage origination and servicing abuse for $1 billion in 2012.

BAC has not made any proxy statement disclosure regarding the application of its recoupment policy in response to the settlements into which it has entered over the past several years or as a result of any loss or detrimental conduct. Such disclosure would allow shareholders to evaluate the Compensation and Benefits Committee's use of the recoupment mechanism. In our view, disclosure of recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies.

We are sensitive to privacy concerns and urge BAC's Policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

From: Briana Holcomb [mailto:bholcomb@rhac.com]
Sent: Wednesday, November 19, 2014 11:22 AM
To: BAC Investor Relations
Cc: Meredith Miller; Cambria Allen; Ryan Droze; Suraj Balakrishnan (Intern); Sacramone, Daniel N
Subject: Resolution sponsored by the UAW Retiree Medical Benefits Trust

Dear Mr. Jeffries:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Bank of America Corporation's (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders. Please confirm this is received and a hard copy will be sent to the following address and also a proof of ownership:

Ross E. Jeffries, Jr.
Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
100 N Tryon St
Charlotte, NC 28255

Sincerely,
Briana Holcomb

Briana Holcomb
Administrative Receptionist
UAW Retiree Medical Benefits Trust
110 Miller Avenue, Suite 100
Ann Arbor, MI 48104"1305
Office: (734) 887.4959
Fax: (734) 929.5859
bholcomb@rhac.com



STATE STREET BANK

DATE: November 19, 2014

Bank of America Corporation
Attn: Corporate Secretary
214 N. Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Re: Shareholder Proposal Record Letter for Bank of America Corporation (CUSIP 060505104)

Dear Mr. Jeffries,

State Street Bank and Trust Company is custodian for **5,223,802 shares of Bank of America Corporation** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through November 19, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me at 617-985-9509.

Sincerely,

Timothy B. Stone
Vice President
State Street Bank and Trust Company

[illegible]
Senior Vice President, Assistant General
Counsel & Assistant Secretary

December 2, 2014

VIA OVERNIGHT MAIL
Ms. Meredith Miller
UAW Retiree Medical Benefits Trust
110 Miller Avenue, Suite 100
Ann Arbor, MI 48104-1296

Dear Ms. Miller:

I am writing on behalf of Bank of America Corporation (the "Company"), which received on November 19, 2014, the stockholder proposal you submitted on behalf of The UAW Retiree Medical Benefits Trust (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date, the Company has not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. In this regard, the November 19, 2014, letter that the Proponent provided from State Street Bank states that "FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares." However, the Company's stock records do not indicate that any of its shares are held by a record holder with that name.

To remedy this defect, the Proponent must clarify how its Company shares are held (which may require obtaining a new proof of ownership letter) and verify the Proponent's continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 19, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 19, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and

any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 19, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 19, 2014. The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on those account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 19, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Bank of America Corporation, 214 North Tryon Street, Mail Code NC1-027-18-05, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by direct facsimile to me at 704-409-0350.

If you have any questions with respect to the foregoing, please contact me at 980-683-8927. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Erin L.C. Johnston
Sr. Vice President, Asst. General Counsel
& Asst. Corporate Secretary

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

STATE STREET

DATE: November 19, 2014

Bank of America Corporation
Attn: Corporate Secretary
214 N. Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Re: Shareholder Proposal Record Letter for Bank of America Corporation (CUSIP 060505104)

Dear Mr. Jeffries,

State Street Bank and Trust Company is custodian for **5,223,802 shares of Bank of America Corporation** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through November 19, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). CEDE & CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me at 617-985-9509.

Sincerely,



Timothy B. Stone
Vice President
State Street Bank and Trust Company